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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 27, 2003

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    ☒                    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes    ☐                    No    ☒

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-    ]

Index to Exhibits

Exhibit No.	Description
1	Announcement dated April 10, 2003 regarding Principal Financial Group's response to the NZ Securities Commission Announcement.
2	Announcements dated April 14 & 24, 2003 regarding SOSPS and GMSOP.
3	Announcements dated May 2, 2003 regarding Grant of Option and Performance Share Right Grant.
4	Announcement dated May 8, 2003 regarding Half-Year Dividend—Books Closure.
5	Media Release dated May 12, 2003 regarding Virgin Credit Card.
6	Announcements dated May 1, 19 & 22, 2003 regarding SOSPS and GMSOP.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)
Date: May 27, 2003	By:	/s/ MANUELA ADL
Manuela Adl SVP & Chief Operating Officer

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Index to Exhibits
SIGNATURES